Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Starfield Resources Completes $1.3 Million Private Placement

     /NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN
THE U.S./

     TORONTO, Jan. 13, 2010 /CNW/ - Starfield Resources Inc. ("Starfield" or
the "Company") (TSX: SRU) today announced it has closed the previously announced private placement offering (the "Offering") of common shares for gross proceeds of $1,301,500. Starfield issued 13,700,000 common shares of the
Company ("Common Shares") at a price of $0.095 per Common Share.
     Thomas Weisel Partners Canada Inc. acted as the lead agent in connection with the Offering along with a syndicate of agents that included Wellington
West Capital Markets Inc., MGI Securities Inc., PowerOne Capital Markets
Limited and Sandfire Securities Inc.
     The net proceeds from the Offering will be used to further explore some of the promising properties in Montana and California obtained by the Company through its recently completed acquisition of Nevoro Inc.

     About Starfield

     Starfield Resources Inc. is an exploration and development stage company exploring for copper, nickel, and platinum group elements (PGE) in North
America. The Company has three main projects: a PGE project in Montana's
Stillwater District; a copper project in California's historic Moonlight
Copper Mining District; and a copper/nickel/cobalt/PGE project in Ferguson
Lake, Nunavut. Additional assets include a diamond joint venture in Nunavut, additional copper/nickel/chrome projects in Montana, and a portfolio of eight gold properties in Nevada that are currently under joint venture agreement.
Starfield is also funding the development of a novel, environmentally friendly and energy efficient hydrometallurgical process to recover metals from massive sulphides.

     Forward-Looking Statements

     This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend",
"believe", "anticipate" and other similar words, or statements that contain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the
Canadian Securities Administrators' website located at www.sedar.com. The
Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

     Starfield Resources Inc. investors may also participate in the Company's online community at http://www.agoracom.com/ir/Starfield.

     %CIK: 0001074795

     /For further information: Andre J. Douchane, President and CEO, (416)
860-0400 ext. 222, adouchane(at)starfieldres.com; Greg Van Staveren, Chief
Financial Officer, (416) 860-0400 ext. 223, gvanstaveren(at)starfieldres.com;
Connie Anderson, Investor Relations, (416) 860-0400 ext. 228,
canderson(at)starfieldres.com, www.starfieldres.com/
     (SRFDF SRU.)

CO:  Starfield Resources Inc.

CNW 17:00e 13-JAN-10